[BAR HARBOR BANKSHARES LETTERHEAD]

February 19, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549
Attention: Greg Dundas

Re: Bar Harbor Bankshares Registration Statement on Form S-3
        (File No. 333-157209)

Dear Mr. Dundas:

            On February 10, 2009, Bar Harbor Bankshares (the "Company") filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission. The Registration Statement relates to the potential resale from time to time by selling securityholders of some or all of the shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, a warrant to purchase up to 104,910 shares of the Company’s common stock (the "Warrant") and the shares of the Company’s common stock issuable from time to time upon exercise of the Warrant. The Company hereby amends the Registration Statement to include on the cover page the delaying amendment language set forth below:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

            If you have any questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Richard A. Schaberg, Esq. of Hogan & Hartson LLP at (202) 637-5600.

Sincerely,

BAR HARBOR BANKSHARES

By:_/s/ Joseph M. Murphy_________
Name: Joseph M. Murphy
Title: President and CEO

Signature	Title

/s/ Joseph M. Murphy	President, Chief Executive Officer & Director
Joseph M. Murphy	Principal Executive Officer

*	Executive Vice President, Chief Financial Officer &
Gerald Shencavitz	Treasurer
Principal Financial Officer

*	Assistant Treasurer
David S. Cohen	Principal Accounting Officer

*	Chairman & Director
Thomas A. Colwell

*	Director
Robert C. Carter

*	Director
Jacquelyn S. Dearborn

*	Director
Peter Dodge

*	Director
Martha T. Dudman

*	Director
Lauri E. Fernald

*	Director
Gregg S. Hannah

*	Director
Clyde H. Lewis

*	Director
Robert M. Phillips

*	Director
Constance C. Shea

*	Director
Kenneth E. Smith

*	Director
Scott G. Toothaker

*	Director
David B. Woodside

* By /s/ Joseph M. Murphy Joseph M. Murphy as Attorney-in-Fact